SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May, 2008

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Park Afek

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]                     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on May 21, 2008 announcing "ECtel Receives Second Order in China, Strengthening its Position in the Chinese Market". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//______________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  May 26, 2008

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Index to Exhibits

Exhibit No.                 Exhibit

1                                  Press Release issued May 21, 2008

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EXHIBIT 1

ECtel Receives Second Order in China, Strengthening its Position in the Chinese Market

Leveraging a Successful First Installation, the New Order Will Provide China Mobile with a Comprehensive Response to Revenue Leakages

ROSH HA'AYIN, Israel, May 21, 2008. ECtel Ltd. (NASDAQ: ECTX), a leading provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, announced today that China Mobile, the largest telecom operator in the world, has selected ECtel`s RAP(TM) solution for its operations in the province of Jiangsu, significantly improving China Mobile`s ability to identify risk points in a rapid and efficient manner.

This second order from China Mobile was awarded to ECtel and ANTT, ECtel's distribution company in China, following a successful first implementation in the province of Zhejiang. ECtel, in cooperation with Motorola China, will provide China Mobile`s Jiangsu with a comprehensive response to revenue leakages, localized for use in China through ECtel`s innovative multilingual version of RAP.

Over a year ago, China Mobile first ordered ECtel`s market leading revenue assurance solutions for its Zhejiang operations, allowing the company to significantly reduce the frequency and scope of revenue leakages.

"ECtel`s Revenue control management system works smoothly across our entire network.. It enhances the enterprise revenue management capabilities, and continuously provides innovative solutions and support," said Zhong Tianhua, General Manager of China Mobile`s Zhejiang operations. "Through its construction, ECtel`s Revenue Management system carries out risk control for our office administrators and has allowed us to build up the awareness of Risk Control throughout our company. More importantly, effectively controls and guides the daily work that we do here."

RAP, ECtel`s automated and configurable revenue assurance platform, facilitates cost-effective RA processes and provides operators with rapid resolution of critical revenue leakages in wireline, wireless, convergent and next-generation networks. For this new order, ECtel has localized their RAP solution for use in the Chinese market, providing a Chinese user interface for China Mobile.

RAP is the market`s most flexible revenue assurance offering, enabling both immediate deployment and gradual expansion over time. Through its powerful top-down viewing approach, RAP empowers users to rapidly locate risk points, validate RA processes, prioritize repair actions and fix leakages.

"Maintaining our successful relationship with China Mobile is an important part of our growth strategy in China and it will allow ECtel to continue to strengthen its market position in the region," said Itzik Weinstein, President & CEO of ECtel. "As we continue to expand globally and strengthen our focus on the Asia-Pacific region, this second order from one of the world`s leading telecom operators attests to the superior quality of ECtel`s products and services. We look forward to providing China Mobile with our market-leading solutions for many years to come."

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About ECtel

ECtel (NASDAQ:ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas and Europe. For more information, visit www.ectel.com.

About China Mobile

Officially established in April 2000, China Mobile Communications Corporation ("China Mobile" for short) has a registered capital of 51.8 billion RMB yuan and assets of over 400 billion RMB yuan. It fully holds the equity of China Mobile (HK) Group Limited. China Mobile Limited, of which China Mobile (HK) Group Limited is the major shareholder, set wholly-owned subsidiaries in 31 provinces (autonomous regions and municipalities directly under the central government) in China and went public in Hong Kong and New York Stock Exchanges. Currently, in terms of its market value, China Mobile Limited is the largest among all the overseas listed Chinese companies and among all the telecom carriers in Asia.

China Mobile operates not only basic mobile voice services but also value-added services such as data, IP telephone and multimedia. It has the right to operate Internet services and the international gateways. China Mobile has been playing a leading role in the development of the mobile communications industry in China and holds an important position in the international arena as well. For more information visit http://www.chinamobile.com/en/.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Company Contacts:

ECtel Ltd.
Michael Neumann, Senior Vice President and CFO
Renée van Oostveen, MarCom Manager
Tel: +972-3-9002115
Fax: +972-3-9002103
Email: mickeyne@ectel.com; ir@ectel.com

Media Contacts:

Ruder Finn Israel for ECtel
Matthew Krieger
Tel: +972-544-676-950
Email: matthew@ruderfinn.co.il

Investor Relations Contacts:

GK Investor Relations for ECtel
Ehud Helft\Kenny Green
Tel:  617 418 3096 \  646 201 9246
Email: info@gkir.com

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